Goddess Mousse, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Goddess Mousse, Inc.
Balance Sheet

Balance Sheet	Dec 31, 2025	Dec 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	US$59,934.11	US$95,930.10
Accounts receivable	US$0.00	US$0.00
Prepaid expenses and other assets	US$0.00	US$0.00
Total current assets	**US$59,934.11**	**US$95,930.10**
Fixed assets (machinery & equipment)	US$49,612.81	
Intangible assets - IP	US$4,000.00	US$4,000.00
Total assets	**US$113,546.92**	**US$99,930.10**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	US$0.00	US$0.00
Accrued expenses	US$0.00	US$0.00
Deferred revenue and other liabilities	US$0.00	US$0.00
Total current liabilities	**US$0.00**	**US$0.00**
Convertible notes (if any)	US$0.00	US$0.00
Other long term liabilities	US$0.00	US$0.00
Total liabilities	**US$0.00**	**US$0.00**
Stockholders' Equity:		
Common Stock, par value $0.0001	US$405.00	US$405.00
Total value of preferred stock issued		
Retained Earnings (Deficit)	-US$84,997.21	-US$24,315.50
SAFE - future equity obligation	US$169,160.83	US$98,462.58
Additional paid-in capital	US$28,978.30	US$25,378.02
Total stockholders' equity:	**US$113,546.92**	**US$99,930.10**
Total liabilities and stockholders' equity:	**US$113,546.92**	**US$99,930.10**

Goddess Mousse, Inc.
Income Statement

Income Statement	Year Ended Dec, 2025	Year Ended Dec, 2024
Revenue - net	US$22,949.47	US$38,286.01
Cost of revenue	US$25,544.49	US$16,450.47
Gross profit/loss	**-US$2,595.02**	**US$21,835.54**
Operating expenses	US$61,280.99	US$56,326.39
Operating profit/loss	**-US$63,876.01**	**-US$34,490.85**
Other income/expense	-US$3,194.30	-US$1,653.67
Net profit/loss	**-US$60,681.71**	**-US$32,837.18**

Goddess Mousse, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025	Year Ended Dec, 2024
Cash flows from operating activities	-US$60,681.71	-US$32,837.18
Cash flows from financing activities	US$74,298.53	US$110,662.58
Cash flows from investing activities	-US$49,612.81	
Cash at beginning of period	US$95,930.10	US$18,104.70
Net increase/decrease in cash	-US$35,995.99	US$77,825.40
Cash at the end of period	US$59,934.11	US$95,930.10

Goddess Mousse, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2025	Year Ended Dec, 2024
Opening Balance	US$99,930.10	US$22,104.70
Net profit/loss	-US$60,681.71	-US$32,837.18
Stock Issued	US$0.00	US$0.00
Preferred Stock Issued	US$0.00	US$0.00
Ending Balance	US$113,546.92	US$99,930.10

Goddess Mousse, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
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1. ORGANIZATION AND PURPOSE

Goddess Mousse, Inc. (the "Company") is a corporation organized on January 22, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.